900 G STREET, NW WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500 FACSIMILE: + 1-202-636-5502
Direct Dial Number +1-202-636-5804	E-mail Address jbonnie@stblaw.com

February 12, 2021

Ronald E. Alper

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EJF Acquisition Corp.
Draft Registration Statement on Form S-1 Submitted January 14, 2021 CIK No. 0001839434

Ladies and Gentlemen:

We are submitting this letter on behalf of EJF Acquisition Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated February 10, 2021 (the “comment letter”), with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). Additionally, the Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects revisions in response to the comment letter and certain other updates.

Upon request, we can provide the Staff with a marked version of Amendment No. 1 showing changes from the Registration Statement.

In addition, we are providing the following response to the comment letter. To assist the Staff’s review, we have retyped the text of the Staff’s comment in italics below. Page references in the text of this letter (other than those in the Staff’s comment) correspond to the pages in Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1.

General

1.

We note that the warrants being offered will become exercisable 30 days after the completion of your initial business combination. Given that the business combination could occur within one year, it appears that an offering of both the overlying and underlying securities may be taking place at the same time. Please revise to include the underlying shares as part of the registration statement or, if you disagree, explain to us why you believe this is unnecessary. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance.

The Company respectfully advises the Staff that it has revised Amendment No. 1 to include the underlying shares as part of the registration statement.

* * * * * * *

Please call me (202-636-5804) or Mark Brod at (212-455-2163) if you wish to discuss our responses to the comment letter.

Very truly yours,
/s/ Joshua Ford Bonnie Joshua Ford Bonnie

cc:     Kevin Stein, Chief Executive Officer

Thomas Mayrhofer, Chief Financial Officer

EJF Acquisition Corp.

David J. Goldschmidt, Esq.

Gregg A. Noel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP